Exhibit 99.1

Jaguar Mining Sets Date for Third Quarter Earnings Release

BELO HORIZONTE, Brazil, Nov. 5, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today announced that it will release its third quarter 2012 financial and operating results after the market close on November 12, 2012. The Company will hold a conference call the following day, November 13, at 10:00 a.m. Eastern time, to discuss the results and its outlook for the remainder of the year.

Conference call access details:

Live teleconference access:
US Dial In (Toll Free):	1-866-524-3160
International Dial In:	1-412-317-6760
Live audio webcast:	www.jaguarmining.com

Replay:
US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Conference Number:	10020886

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar also has the Gurupi Project in Northern Brazil in the state of Maranhão and additional mineral resources at its approximate 220,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 15:44e 05-NOV-12